Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: September 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F _X_                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                     No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                  Exhibit Index
                                  -------------

German Press Release issued September 17, 2004 regarding changes in the Supervisory Board and Management Board.

                                    EXHIBIT 1
                                    ---------

Ad hoc notification pursuant to ss. 15 of the German Securities Trading Act
---------------------------------------------------------------------------
(Wertpapierhandelsgesetz)
-------------------------

Max Dietrich Kley the New Supervisory Board Chairman of SGL
Carbon
Sten Daugaard succeeds Dr. Bruno Toniolo as Chief Financial Officer

WIESBADEN, September 17, 2004. At its regular meeting of today, the Supervisory Board of SGL Carbon AG elected Max Dietrich Kley as its Chairman. He was appointed to the Supervisory Board at the Annual General Meeting on April 30, 2004. Professor Dr. Utz-Hellmuth Felcht, Chairman of the Supervisory Board since SGL Carbon was founded in 1992, has recommended this development due to his own increased duties and responsibilities. The Supervisory Board expresses its thanks for his constructive and committed chairmanship. Upon request of the Supervisory Board, Professor Dr. Utz-Hellmuth Felcht has agreed to remain a member of the Supervisory Board for the time being in order to facilitate an optimal handover to the new Chairman.

Max Dietrich Kley, until May 2003 Chief Financial Officer and Deputy Chairman of the Board of Executive Directors of BASF AG, and until recently interim Chairman of the Management Board of Infineon Technologies AG, is a lawyer and serves as advisor and member of a number of German and foreign supervisory boards. He is also President of Deutsche Aktieninstitut (DAI), Chairman of the Stock Market Expert Commission (Borsensachverstandigenkommission), and member of the Board of Trustees of the International Accounting Standards Committee Foundation (IASCF). As a member of the so-called Cromme Commission on the German Corporate Governance Code and together with his internationally acknowledged financial expertise, he will contribute to the corporate governance of the Company including its future orientation vis a vis the capital markets following its refinancing and restructuring.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Phone: +49 611 6029-100; Fax: +49 611 6029-101
E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Also at its meeting today, the Supervisory Board appointed Sten Daugaard as successor to the Chief Financial Officer Dr. Bruno Toniolo effective January 1, 2005. Dr. Toniolo will be retiring at the end of this year. Sten Daugaard has held the position of Executive Vice President Finance at SGL Carbon since January 2004. He was previously active at the privately owned German airline LTU, Dusseldorf as Chief Executive and General Manager. Besides his longstanding financial experience in various companies in Germany and abroad, Daugaard has considerable turnaround and restructuring expertise. He is 46, a Danish citizen, married, and the father of four children.

Concurrently with these changes, Dr. Klaus Warning, member of the Board of Management, will leave the Company at the end of the year in mutual agreement to pursue new interests. With respect to the new orientation of the Company following the successful refinancing and restructuring of its core businesses as well as the envisaged divestment of the Surface Protection business, Dr. Klaus Warning will not be replaced in the Board of Management. As of January 2005, the Board of Management of SGL Carbon AG will therefore be composed as follows:
Robert Koehler (CEO), Sten Daugaard (CFO), Theodore Breyer (Carbon Graphite business), Dr. Hariolf Kottmann (Graphite Specialties and SGL Technologies businesses). Board of Management and Supervisory Board express their sincere thanks to Dr. Toniolo and Dr. Warning for their long term successful contribution to the development of SGL Carbon.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

For further information, please contact:
----------------------------------------
Corporate Communications / Ralf Harenberg
Tel.: +49 611 60 29 103 / Fax: +49 6 11 60 29 101
Corporate Communications / Melanie Brennemann-Rappl
Tel.: +49 611 60 29 102 / Fax: +49 6 11 60 29 101
Internet: www.sglcarbon.com


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SGL CARBON Aktiengesellschaft



Date: September 17, 2004                        By:     /s/ Robert J. Kohler
                                                        ------------------------
                                                Name:   Robert J. Koehler
                                                Title:  Chairman of the Board of
                                                        Management


                                                By:     /s/ Dr. Bruno Toniolo
                                                        ------------------------
                                                Name:   Dr. Bruno Toniolo
                                                Title:  Member of the Board of
                                                        Management